UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under
Section 13(e) of the Securities Exchange Act of 1934

American HomePatient, Inc.
(Name of the Issuer)

American HomePatient, Inc.
Highland Crusader Offshore Partners, L.P.
Highland Capital Management, L.P.
(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
942683103
(CUSIP Number of Class of Securities)

Stephen L. Clanton
Chief Financial Officer and Executive Vice President
American HomePatient, Inc.
5200 Maryland Way
Brentwood, TN 37027
Telephone: (615) 221-8884
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

M. David Cox Harwell Howard Hyne Gabbert & Manner, P.C. 315 Deaderick Street, Suite 1800 Nashville, TN (615) 251-1081	David E. Shapiro Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019-6150 (212) 403-1314
This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☑	c.	A tender offer.

☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$13,989,190.63	$997.43

*	Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of American HomePatient, Inc. (the “Company”) as well as any Shares subject to any outstanding options, or as of June 24, 2010 a total of 20,879,389 Shares, at a purchase price of $0.67 per Share, net to the seller in cash.

**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0000713.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$997.43
Form or Registration No.:	Schedule TO (File No. 005-42184)
Filing Party:	American HomePatient, Inc.
Date Filed:	July 7, 2010

INTRODUCTION
     This Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) relates to a self-tender offer by American HomePatient, Inc. (the “Company”) to repurchase all shares of its common stock (the “Shares”) at $0.67 in cash per share which we refer to as the “Offer.” Highland Capital Management, L.P. (“Highland”) and Highland Crusader Offshore Partners, L.P. (“Crusader”) will not tender their shares in the Offer. The purpose of the Offer is to redeem as many Shares as possible from shareholders other than Highland in order to concentrate Highland’s percentage ownership in the Company as a first step in the Company becoming 100% owned by Highland. This Schedule 13E-3 is being filed in connection with the Offer, which is being made upon the terms and conditions set forth in the Offer to Purchase, dated July 7, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal, each as originally filed with the Tender Offer Statement by the Company with the Securities and Exchange Commission (the “SEC”) on July 7, 2010 (the “Schedule TO”). If shareholders have tendered and have not withdrawn as of the close of the Offer period a sufficient number of Shares that when considered with the Shares held by Highland and Crusader would constitute at least 90% of the fully diluted outstanding Shares, then Highland and Crusader, together with the Company’s other senior lenders, have agreed to restructure the Company’s secured debt, and the Company will be obligated to repurchase the tendered and not withdrawn Shares at the Offer price of $0.67 per share, net to the seller in cash, without interest and less applicable withholding taxes. If following the Offer less than 100% of the fully diluted outstanding Shares are held by Highland, Crusader, and/or their affiliates, then the Company intends to pursue a second-step merger pursuant to which the remaining Shares not held by one of Highland, Crusader, or one of their affiliates will be repurchased for $0.67 per share, subject to appraisal rights for those shareholders who properly perfect and exercise such rights under Nevada law. If the Offer, and any required second-step merger, are successfully consummated, the Company will no longer be publicly owned, the Shares will cease to be quoted on the Over-the-Counter Bulletin Board (“OTCBB”), and the Company will cease to be required to make filings with the SEC or to comply with the SEC rules relating to public companies.
Item 1. Summary Term Sheet
Regulation M-A Item 1001
The information set forth in the section of the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information
Regulation M-A Item 1002
(a)	Name and Address. The information set forth in the Offer to Purchase under “The Offer—Section 7—Certain Information Concerning the Company” is incorporated herein by reference.

(b)	Securities. The subject class of securities is the Company’s common stock, par value $0.01 per share. As of July 1, 2010, 17,653,389 shares of the Company’s common stock were outstanding.

(c)	Trading Market and Price. The information set forth in the Offer to Purchase under “The Offer—Section 5—Price Range of Shares; Dividends” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Offer to Purchase under “The Offer—Section 5—Price Range of Shares; Dividends” is incorporated herein by reference.

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases. None.

Item 3. Identity and Background of the Filing Person
Regulation M-A Item 1003
(a)	Name and Address. The filing persons are the Company, Highland, and Crusader. The information set forth in the Offer to Purchase under “The Offer—Section 7—Certain Information Concerning the Company”, “The Offer—Section 8—Certain Information Concerning Highland”, “Schedule A—Directors and Executive Officers of the Company”, and “Schedule B—Highland Entities and Natural Persons” is incorporated herein by reference.

(b)	Business and Background of Entities. The information set forth in the Offer to Purchase under “The Offer—Section 7—Certain Information Concerning the Company”, “The Offer—Section 8—Certain Information Concerning Highland” and “Schedule B—Highland Entities and Natural Persons” is incorporated herein by reference.

(c)	Business and Background of Natural Persons. The information set forth in the Offer to Purchase under “The Offer—Section 7—Certain Information Concerning the Company”, “The Offer—Section 8—Certain Information Concerning Highland”, “Schedule A—Directors and Executive Officers of the Company” and “Schedule B—Highland Entities and Natural Persons” is incorporated herein by reference.
Item 4. Terms of the Transaction
Regulation M-A Item 1004(a) and (c) through (f)
(a)	(1) Material Terms (Tender Offers).
(a)(1)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet—What shares are you offering to purchase?” and “Introduction” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How much are you offering to pay for my shares and what is the form of payment?”, “Introduction” and “The Offer—Section 9—Source and Amount of Funds” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How long do I have to decide whether to tender in the offer?” and “The Offer—Section 1—Terms of the Offer” is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can the offer be extended and how will I be notified if the offer is extended?” and “The Offer—Section 1—Terms of the Offer” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the Offer to Purchase under “Summary Term Sheet—Until what time can I withdraw tendered shares?” and “The Offer—Section 4—Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How do I tender my shares?”, “Summary Term Sheet—Until what time can I withdraw tendered shares?”, “Introduction”, “The Offer—Section 3—Procedure for Tendering Shares” and “The Offer—Section 4—Withdrawal Rights” are incorporated herein by reference.

(a)(1)(viii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How do I tender my shares?”, “Introduction”, “The Offer—Section 1—Terms of the Offer”, “The

Offer—Section 2—Acceptance for Payment and Payment for Shares” and “The Offer—Section 10—Conditions of the Offer” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) The information set forth in the Offer to Purchase under “Special Factors—Section 11—Interests of Certain Persons in the Offer” is incorporated herein by reference.

(a)(1)(xi) The information set forth in the Offer to Purchase under “Special Factors—Section 10—Accounting Treatment” is incorporated herein by reference.

(a)(1)(xii) The information set forth in the Offer to Purchase under “Summary Term Sheet—What are the U.S. federal income tax consequences of participating in the offer?” and “Special Factors—Section 12—Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.
(a)	(2) Material Terms (Mergers or Similar Transactions). Not applicable.

(c)	Different Terms. None.

(d)	Appraisal Rights. The information set forth in the Offer to Purchase under “Summary Term Sheet—Are appraisal rights available in either the offer or any subsequent merger?”, “Special Factors—Section 8—Dissenters’ Appraisal Rights; Rule 13e-3” and “Schedule D— Chapter 92A of the Nevada Revised Statutes” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Offer to Purchase under “The Offer—Section 7—Certain Information Concerning the Company” and “The Offer—Section 8—Certain Information Concerning Highland” is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Regulation M-A Item 1005(a) through (c) and (e)
(a)	Transactions. The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background”, “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares” and “Special Factors—Section 11—Interests of Certain Persons in the Offer” is incorporated herein by reference.
(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.
(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background”, “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares” and “Schedule C—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals
Regulation M-A Item 1006(b) and (c)(1) through (8)

(b)	Use of Securities. The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 6—Effects of the Offer” and “The Offer—Section 6—Possible Effects of the Offer on the Market for the Shares; OTCBB Quotation; Registration under the Exchange Act” is incorporated herein by reference.

(c)	Plans.
(c)(1) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” and “Special Factors—Section 6—Effects of the Offer” is incorporated herein by reference.

(c)(2) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(c)(3) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “The Offer—Section 5—Price Range of Shares; Dividends” and “Schedule G—Term Sheet for Restructured Debt” is incorporated herein by reference.

(c)(4) The information set forth in the Offer to Purchase under “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(c)(5) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 6—Effects of the Offer” and “The Offer—Section 6—Possible Effects of the Offer on the Market for the Shares; OTCBB Quotation; Registration under the Exchange Act” is incorporated herein by reference.

(c)(6) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 6—Effects of the Offer” and “The Offer—Section 6—Possible Effects of the Offer on the Market for the Shares; OTCBB Quotation; Registration under the Exchange Act” is incorporated herein by reference.

(c)(7) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 6—Effects of the Offer” and “The Offer—Section 6—Possible Effects of the Offer on the Market for the Shares; OTCBB Quotation; Registration under the Exchange Act” is incorporated herein by reference.

(c)(8) The information set forth in the Offer to Purchase under “Summary Term Sheet—Is this the first step in a going-private transaction?” and “The Offer—Section 6—Possible Effects of the Offer on the Market for the Shares; OTCBB Quotation; Registration under the Exchange Act” is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects
Regulation M-A Item 1013

(a)	Purposes. The information in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 1—Background” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(b)	Alternatives. The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” and “Special Factors—Section 3—Positions Regarding Fairness of the Offer” is incorporated herein by reference.

(d)	Effects. The information set forth in the Offer to Purchase under “Introduction”, “Summary Term Sheet—If I decide not to tender, how will the offer affect my shares?”, “Summary Term Sheet—Are appraisal rights available in either the offer or any subsequent merger?”, “Summary Term Sheet—What are the U.S. federal income tax consequences of participating in the offer?”, “Special Factors—Section 8—Dissenters’ Appraisal Rights; Rule 13e-3”, “Special Factors—Section 10—Accounting Treatment”, “Special Factors—Section 12—Certain U.S. Federal Income Tax Considerations” and “Schedule D—Chapter 92A of the Nevada Revised Statutes” is incorporated herein by reference.
Item 8. Fairness of the Transaction
Regulation M-A Item 1014
(a)	Fairness. The information set forth in the Offer to Purchase under “Summary Term Sheet—What is your position as to the fairness of the transaction?”, “Summary Term Sheet—What is Highland’s position as to the fairness of the transaction?” and “Special Factors—Section 3—Positions Regarding Fairness of the Offer” is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under “Summary Term Sheet—What is your position as to the fairness of the transaction?” and “Special Factors—Section 3—Positions Regarding Fairness of the Offer” is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the Offer to Purchase under “Special Factors—Section 3—Positions Regarding Fairness of the Offer” is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background”, “Special Factors—Section 3—Positions Regarding Fairness of the Offer” and “Special Factors—Section 4—Opinion of Raymond James & Associates” is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 3—Positions Regarding Fairness of the Offer” is incorporated herein by reference.

(f)	Other Offers. The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 3—Positions Regarding Fairness of the Offer” is incorporated herein by reference.
Item 9. Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015
(a)-(b)	Reports, Opinion or Appraisal; Preparer and Summary of the Report. The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background”, “Special Factors—Section 5—Opinion of Raymond James & Associates”, “The Offer—Section 12—Fees and Expenses” and “Schedule E—Opinion of Raymond James & Associates, Inc.”.

(c)	Availability of Documents. The information set forth in the Offer to Purchase under “Special Factors—Section 5—Certain Company Financial Projections” is incorporated herein by reference.
Item 10. Source and Amounts of Funds or Other Consideration
Regulation M-A Item 1007
(a)	Source of Funds. The information set forth in the Offer to Purchase under “Summary Term Sheet—Do you have the financial resources to pay for the shares?” and “The Offer—Section 9—Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions. Not applicable.

(c)	Expenses. The information set forth in the Offer to Purchase under “The Offer—Section 12—Fees and Expenses” is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.
Item 11. Interest in Securities of the Subject Company
Regulation M-A Item 1008
(a)	Ownership of Securities. The information set forth in the Offer to Purchase under “Schedule C—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the Offer to Purchase under “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares” and “Schedule C—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.
Item 12. The Solicitation or Recommendation
Regulation M-A Item 1012(d) and (e)
(d)-(e)	Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others. The information set forth in the Offer to Purchase under “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.
Item 13. Financial Statements Consideration
Regulation M-A Item 1010(a) through (b)
(a)	Financial Information. The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2009 and December 31, 2008, and the notes thereto, are incorporated herein by reference to “Part II—Item 8—Financial Statements and Supplementary Data” of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 4, 2010. The unaudited interim financial statements of the Company as of March 31, 2010, and the notes thereto, are incorporated herein by reference to

“Part I—Item 1—Financial Statements” of the Company’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2010, filed with the SEC on May 6, 2010. The information set forth in the Offer to Purchase under “The Offer—Section 7—Certain Information Concerning the Company” is incorporated herein by reference.

(b)	Pro Forma Information. Pro forma financial information is not material to the Offer.
Item 14. Persons/Assets Retained, Employed, Compensated or Used
Regulation M-A Item 1009
(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Offer to Purchase under “The Offer—Section 12—Fees and Expenses” is incorporated herein by reference.
Item 15. Additional Information
Regulation M-A Item 1011(b)
(b)	Other Material Information. The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 16. Exhibits
Regulation M-A Items 1016(a) through (d), (f) and (g)
The following exhibits are filed herewith:

Exhibit
No.	Description
(a)(1)(A)	Offer to Purchase, dated July 7, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(1)(G)	Summary Advertisement as published July 7, 2010 in the Investor’s Business Daily (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(2)(A)	Press Release issued by the Company on April 28, 2010 (incorporated by reference to the Form 8-K filed by the Company with the SEC on April 28, 2010).

Exhibit
No.	Description
(a)(2)(B)	Tender Offer Statement on Schedule TO (incorporated by reference to the Schedule TO filed by the Company with the SEC on April 28, 2010).

(a)(2)(C)	Tender Offer Statement on Schedule TO (incorporated by reference to the Schedule TO filed by the Company with the SEC on May 11, 2010).

(a)(2)(D)	Tender Offer Statement on Schedule TO (incorporated by reference to the Schedule TO filed by the Company with the SEC on May 25, 2010).

(a)(2)(E)	Press Release issued by the Company on July 7, 2010 (incorporated by reference to Exhibit (a)(2)(v) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(3)	Offer to Purchase, dated July 7, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(A)	Analysis of Raymond James & Associates, Inc. dated May 28, 2009 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(B)	Analysis of Raymond James & Associates, Inc. dated June 5, 2009 (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(C)	Analysis of Raymond James & Associates, Inc. dated June 30, 2009 (incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(D)	Precedents Analysis of Raymond James & Associates, Inc. dated June 30, 2009 (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(E)	Presentation by Raymond James & Associates, Inc. to the Special Committee on April 27, 2010 (incorporated by reference to Exhibit (a)(5)(v) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(F)	Presentation by Raymond James & Associates, Inc. to the Special Committee on June 30, 2010 (incorporated by reference to Exhibit (a)(5)(vi) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(c)(1)	Opinion of Raymond James & Associates, Inc. dated April 27, 2010 (incorporated by reference to Appendix E to the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on May 25, 2010).

(c)(2)	Opinion of Raymond James & Associates, Inc. dated June 30, 2010 (incorporated by reference to Schedule E-2 of the Offer to Purchase).

(d)(1)	Amended and Restated American HomePatient, Inc. 1991 Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 10 to the Company’s Registration Statement on Form S-8 filed on April 5, 2004).

(d)(2)	Amendment No. 1 to Amended and Restated American HomePatient, Inc. 1991 Nonqualified Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 filed on May 17, 2005).

(d)(3)	Amendment No. 2 to Amended and Restated American HomePatient, Inc. 1991 Nonqualified Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 3, 2008).

Exhibit
No.	Description
(d)(4)	1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(5)	Amendment No. 1 to 1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(6)	Amendment No. 2 to 1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 filed on May 17, 2005).

(d)(7)	Form of Nonqualified Stock Option Grant under the Amended and Restated American HomePatient, Inc. 1991 Non-Qualified Stock Option Plan (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(d)(8)	Form of Nonqualified Stock Option Grant under the 1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit (d)(8) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(d)(9)	Restructuring Support Agreement dated April 27, 2010 between the Company, Highland, and the Company’s senior lenders (incorporated by reference to Schedule F of the Offer to Purchase).

(d)(10)	Employment Agreement dated November 26, 2008 between the Company and Joseph F. Furlong, III (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated November 26, 2008).

(d)(11)	Employment Agreement effective January 21, 2005 between the Company and Stephen Clanton (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated January 26, 2005).

(d)(12)	Employment Agreement effective February 9, 2005 between the Company and Frank Powers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated April 28, 2005).

(d)(13)	Amendment No. 1 to Employment Agreement effective November 10, 2006 between the Company and Stephen Clanton (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated November 13, 2006).

(d)(14)	Amendment No. 1 to Employment Agreement effective November 10, 2006 between the Company and Frank Powers (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated November 13, 2006).

(d)(15)	Offer Letter accepted by James P. Reichmann on June 18, 2007 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 21, 2007).

(d)(16)	Confidentiality, Non-Competition and Severance Pay Agreement dated June 18, 2007 with James P. Reichmann (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated June 21, 2007).

(d)(17)	Offer Letter accepted by Robert J. Benson on June 19, 2008 (incorporated by reference to Exhibit (d)(17) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(d)(18)	Confidentiality, Non-Competition and Severance Pay Agreement dated April 24, 2009 with Robert J. Benson (incorporated by reference to Exhibit (d)(18) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

Exhibit
No.	Description
(f)	Sections 300 through 500 of Chapter 92A of the Nevada Revised Statutes (incorporated by reference to Schedule D of the Offer to Purchase).

(g)	None.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

AMERICAN HOMEPATIENT, INC.

By:	/s/ Stephen L. Clanton Name: Stephen L. Clanton
Title: Chief Financial Officer and Executive Vice President
Dated: July 7, 2010

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc.
Its: General Partner

By:	/s/ James Dondero Name: James Dondero
Its: President
Dated: July 7, 2010

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

By:	Highland Crusader Fund GP, L.P.
Its: General Partner

By:	Highland Crusader Fund GP, LLC
Its: General Partner

By:	Highland Capital Management, L.P.
Its: Sole Member

By:	Strand Advisors, Inc.
Its: General Partner

By:	/s/ James Dondero Name: James Dondero
Its: President
Dated: July 7, 2010